John Sellers
T: +1 650 843 5070
jsellers@cooley.com
June 16, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph Kempf
Craig Wilson
Jeff Kauten
Jan Woo

Re:	NerdWallet, Inc
Draft Registration Statement on Form S-1
Submitted May 3, 2021
CIK 0001625278
Ladies and Gentlemen:
On behalf of NerdWallet, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 3, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting an amended version of the DRS (the “Amended DRS”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to the DRS in the Amended DRS.
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended DRS.
Draft Registration Statement on Form S-1
Risk Factors
We may make decisions based on the best interests of our users…, page 14
1.Please provide examples of decisions you have made based on the interests of your users that have resulted in you forgoing expansion or short-term revenue opportunities.
Response: In response to the Staff’s comment, we have added several examples to the applicable risk factor on page 13 of the Amended DRS.

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Use of Proceeds, page 46
2.We note that you intend to use $28.7 million of the net proceeds from this offering to discharge indebtedness. Please disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.
Response: In response to the Staff’s comment, we have added this disclosure to the Use of Proceeds section on page 47 of the Amended DRS.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of our results of operations, page 57
3.We note that you generate substantially all of your revenues through fees paid by your financial service partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangement. To the extent material, disclose the percentages of revenue generated by each type of fee, the rate differences between the fees, and any known material trends related to the type of fees for all periods presented.
Response: The Company recognizes the Staff’s comment and respectfully advises the Staff that revenue through fees paid by the Company’s financial services partners is generated by utilizing a combination of the following pricing arrangements: revenue per action, revenue per click, revenue per lead, or revenue per funded loan. While credit cards revenue is primarily generated through revenue per action arrangements, loans revenue is primarily generated through revenue per funded loan and revenue per lead arrangements, and other verticals revenue is primarily generated through revenue per click and revenue per action arrangements, the pricing arrangement with each financial services partner is generally driven by the industry norm and regulations, and the financial services partner’s preferences and marketing objectives. In general, the Company is mostly agnostic about the pricing arrangement and prefers to focus on the total monetary value of the contracts with its financial services partners. The Company believes that breaking out the percentage of revenue attributable to the different pricing arrangements could imply that these pricing arrangements are determined based solely upon the product category, which is not consistent with the operations and management of the business, and respectfully advises the Staff that it does not believe that disclosing the percentage of its revenue represented by each pricing arrangement would provide meaningful insight into the Company’s business. Alternatively, as disclosed on page 58 of the Amended DRS, the Company utilizes Monthly Unique Users (MUU) as a key operating metric to evaluate its business. The growth of the Company’s business and revenue depends on its ability to engage existing users and add new users in current and new verticals. For these reasons, the Company does not deem additional information by pricing arrangement to be material for investors to understand the Company’s operations.
Comparison of Results of Operations, page 59
4.We note that you experienced slower growth in 2020, particularly in the second half of the year, due to the impact of economic conditions related to the COVID-19. We also note that the Covid-19 pandemic had differing effects on your revenues during 2020: credit card revenues materially declined while loan and other vertical revenues increased substantially. In this regard, please describe known trends or uncertainties, particularly those related to Covid-19 that have had or that are reasonably likely to have a material favorable or unfavorable material impact your components of revenues, and other line- items.
Response:In response to the Staff’s comment, the Company has revised the disclosure on pages 63-64 and 66 of the Amended DRS regarding components of revenue. Other line items within the

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Consolidated Statements of Operations and Comprehensive Income have not been materially affected by the pandemic.
Liquidity and Capital Resources, page 65
5.Please expand your discussions of liquidity and capital resource to address known events and uncertainties that are or can be expected to reasonably likely result material changes in your liquidity and capital resources. Address material subsequent events, such as your January 2021 decision to reacquire shares from your controlling shareholders and other transactions related to the planned IPO.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amended DRS to address material transactions to date in 2021. In addition, the Company has included the material events within each of the liquidity comparisons in the operating, investing, and financing activities sections on pages 74-76.
Business
Our growth Strategies, page 79
6.We note that you had more than 8 million registered users as of December 2020. To provide context to this number please disclose the number of registered users and your conversion rate for the periods presented. Also, clarify whether your definition of registered users includes all users that have created an account regardless of whether they accessed your platform in the relevant period.
Response: In response to the Staff’s comment, the Company has disclosed on page 89 of the Amended DRS that it had over 5.5 million registered users as of December 31, 2019 and over 8.5 million registered users as of March 31, 2021. The Company has also disclosed within the Glossary of Terms that the definition of registered users includes all users who have created an account and does not contemplate platform access, which is measured by the Monthly Unique Users (“MUUs”) metric.
The Company does not currently plan to disclose registered users on a recurring basis. The Company also does not plan to disclose any metrics with regards to conversion rates for registered users or non-registered users. The Company does not believe the number of registered users or the conversion rates for registered users are indicative of the potential revenue the Company can generate from its platform. Instead, the Company believes that the number of MUUs is more indicative of the health of the Company’s platform and funnel as this represents all visitors to the Company’s platform.
Executive Compensation
Potential Payments upon Termination or Change in Control, page 93
7.Please file the change of control agreements with your named executive officers. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company is currently in the process of preparing and implementing a change of control policy that will provide for potential payments upon a change of control to certain of its named executive officers. Upon approval of such policy by the Company’s board of directors, the Company will revise the registration statement to summarize such policy and file the policy and any form agreements thereunder as exhibits.

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Description of Capital Stock
Class A and Class B Common Stock, page 104
8.Please briefly describe each of the exceptions to the conversion provisions for the Class B common stock set forth in your certificate of incorporation.
Response: In response to the Staff’s comment, we have revised page 108 of the Amended DRS to briefly describe the exceptions to the conversion provisions for the Class B common stock.
Certain Relationships and Related Party Transactions
Investors’ Rights Agreement, page 112
9.We note that two of your directors are affiliated with your principal shareholders, Institutional Venture Partners XIV L.P. and RRE Ventures. Please clarify whether any director is serving pursuant to an agreement with shareholders to nominate directors. Also, please file the letter agreements with Innovius Capital Sirius I L.P. and iGlobe Partners as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response: In response to the Staff’s comment, we have revised page 102 of the Amended DRS to clarify which directors are serving pursuant to an agreement with shareholders to nominate directors. In addition, we have filed the referenced letter agreements as Exhibits 10.19 and 10.20 to the Amended DRS.
Principal Stockholders, page 114
10.Please disclose the natural person or persons who exercise the voting and dispositive powers over the shares held by Innovius Capital Sirius I L.P. and iGlobe Partners.
Response: In response to the Staff’s comment, we have revised the relevant footnotes of the beneficial ownership table on page 130 of the Amended DRS to disclose the natural persons with voting and dispositive power over these shares.
Underwriters, page 122
11.Please disclose the exceptions to the lock-up agreements with your directors, officers and existing stockholders.
Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company is currently in the process of negotiating the forms of lock-up agreements to be entered into between the underwriters, on the one hand, and the Company and its officers, directors and equity holders, on the other hand. Upon agreement of the final forms thereof, we will update the registration statement to summarize such agreements and any exceptions thereto.
Note 1, The Company and Its Significant Accounting Policies Revenue Recognition, page F-12
12.Tell us whether the revenue you earn per click represents advertising revenues and, if material, tell us and disclose whether you recognize such advertising revenues on a gross or a net basis and why.
Response: The Company acknowledges the Staff’s comment and respectfully advises that revenue earned per click does not represent advertising revenue. Revenue per click represents revenue when a financial services partner pays a fixed, predetermined fee for every consumer who clicks on a link or “call to action” on the Company’s platform which directs the consumer to

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the financial services partner’s website. These arrangements do not represent a revenue share arrangement as the only parties involved are the Company and the financial services partner.
Costs of Revenue, page F-13
13.Tell us what consideration you pay and why to your financial service partners and revise to disclose the accounting for the consideration. Explain the nature of the transactions underlying media spend expenditures and whether these include barter transactions and or other fees.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not pay consideration to financial services partners. The Company’s costs of revenue for media spend expenditures are related to partner media spend for arrangements in which the Company provides advertising for a financial services partner. The Company creates advertisements on behalf of the financial services partners as a part of these arrangements, including videos and content for the website. These arrangements are a part of the larger contract with the financial services partners and do not include any barter transactions or similar arrangements. The revenue and associated cost of revenue related to media spend represents less than 1% of total results and is considered immaterial to the Company’s financial statements. Accordingly, the Company has removed all references to ‘partner media spend’ on pages 60 and F-13 in the Amended DRS.
14.Explain for us how you compensated your editorial team for content. Tell us how you account for and classify such costs in your financial statements.
Response: The Company acknowledges the Staff’s comment. The editorial team is comprised of salaried employees of the Company. The team creates the content to attract new and existing users to the Company’s website, including products on the site, marketing articles, and external advertisements for the Company’s website as a whole, which increases the overall traffic on the website. Compensation expense for such employees is recognized as incurred and classified as sales and marketing expense in the Company’s Consolidated Statements of Operations and Comprehensive Income, as the costs are not directly related to revenue-generating activities and the primary benefit of the employees’ output is to drive increased traffic to the Company’s website. Page F-13 of the Amended DRS to further clarifies that the compensation for the editorial team is included in sales and marketing expenses on the Consolidated Statements of Operations and Comprehensive Income, not cost of revenues.
Note 2. Revenue, page F-16
15.Tell us and disclose how each of the fee revenues earned from your financial services partners, disclosed on page 57 as revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangements is classified within your four revenue categories in Note 2.
Response: The Company recognizes the Staff’s comment and respectfully advises that, as described in the Company’s response to Comment 3 above, the Company earns revenue from its financial services partners utilizing a combination of pricing arrangements in the form of revenue per action, revenue per click, revenue per lead, or revenue per funded loan arrangements, generally driven by the industry norm and regulations and the financial services partners’ preferences and marketing objectives. In response to the Staff’s comment, the Company has revised page F-17 of the Amended DRS to indicate the primary pricing arrangement for each product category.

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Note 10, Redeemable Convertible Preferred Stock and Stockholder' Equity, page F-24
16.As a significant assumption, for each period presented, please disclose the common stock fair values used as an input in the determination of the fair value of your stock-based awards and options. Please refer to ASC 718-10-50-2(f)(2).
Response: In response to the Staff’s comment regarding disclosing the common stock fair values used, the Company has revised page F-31 of the Amended DRS.
General
17.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff copies of the presentations that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff's comment.
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Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John Sellers
John Sellers

cc:	Tim Chen, Chief Executive Officer, NerdWallet, Inc.
Ekumene Lysonge, General Counsel, NerdWallet, Inc.
Lauren StClair, Chief Financial Officer, NerdWallet, Inc.
David Peinsipp, Cooley LLP
Nicole Orders, Cooley LLP
Richard Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP